SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

April 29, 2010
Date of Report (Date of earliest event reported)

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UNITY BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

New Jersey
(State or Other Jurisdiction of Incorporation)

1-12431
(Commission File Number)

22-3282551
(IRS Employer Identification No.)

64 Old Highway 22
Clinton, NJ 08809
(Address of Principal Executive Office)

(908) 730-7630
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07   Submission of Matters to a Vote of Security Holders

Clinton, NJ – Unity Bancorp, Inc. (NASDAQ: UNTY), parent company of Unity Bank, held its Annual Meeting of shareholders on April 29, 2010. A total of 6,282,131 of the Company's shares were present or represented by proxy at the meeting. The Company's shareholders took the following action:

Proposal #1 Election of Directors

The following two directors were nominated to serve for three-year terms expiring at the Company's Annual Meeting in 2013. Results of the election are as follows:

Name	Number of Votes		
	For	*Against/Withheld*	*Abstentions/Broker Non-Votes*
James A. Hughes	3,827,848	313,009	2,141,274
Allen Tucker	3,796,307	344,550	2,141,274

Proposal #2 Advisory Vote on Executive Pay-for-Performance Compensation

Under the American Recovery and Reinvestment Act, companies that participate in any assistance programs administered by the United States Department of the Treasury, including the Capital Purchase Program ("CPP"), are required to provide shareholders the opportunity to vote on a non-binding advisory proposal to approve the compensation of executives. The Company closed an investment with the U.S. Treasury under the CPP on December 5, 2008. Accordingly, the Company's shareholders are entitled to cast a non-binding advisory vote on the compensation of the Company's executive officers. Results of the election are as follows:

	Number of Votes
For	5,124,429
Against/Withheld	588,832
Abstained	568,870
Broker Non-Votes	

Proposal #3 The Ratification of the Selection of McGladrey & Pullen, LLP, as the Company's Independent External Auditors for the Year Ending December 31, 2010

The Audit Committee has appointed the firm of McGladrey and Pullen, LLP, to act as our independent registered public accounting firm and to audit our consolidated financial statements for the fiscal year ending December 31, 2010. This appointment will continue at the pleasure of the Audit Committee and is presented to the stockholders for ratification as a matter of good governance. Results of the election are as follows:

	Number of Votes
For	6,170,699
Against/Withheld	79,960
Abstained	31,472
Broker Non-Votes	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

	UNITY BANCORP, INC.
Date: April 30, 2010	By:**/s/** Alan J. Bedner, Jr.
	Alan J. Bedner, Jr.
	EVP and Chief Financial Officer